UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-16829

Bayer Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Bayerwerk, Gebaeude W11

Kaiser-Wilhelm-Allee

51368 Leverkusen

Germany

+49 (214) 30-1

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares (each representing one Ordinary Share)

Ordinary Shares with no par value*

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934::

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

___________________________

* Not for trading, but only in connection with the registration of the American Depositary Shares

General

This Form 15F relates to American Depositary Shares (“ADSs”), each ADS representing one of our ordinary shares, and to such ordinary shares. We refer to the ordinary shares, together with the ADSs, as the “Securities”. In accordance with the requirements of Rule 12h-6(a), all trading volume data is presented by reference to the trading volume of the ordinary shares, but is intended to support the certification set forth in this Form with respect to both such ordinary shares and the ADSs. The use of we, us, our, the “Company” or similar terms in this Form refers to Bayer Aktiengesellschaft.

PART I

Item 1. Exchange Act Reporting History

We first incurred the duty to file reports under section 13(a) and section 15(d) of the Exchange Act of 1934 (the “Exchange Act”) in January 2002, when we completed our registration of the Securities with the Securities and Exchange Commission (the “Commission”), pursuant to a Registration Statement on Form 20-F (Commission File No. 001-16829). Our ADSs were listed on the New York Stock Exchange on January 24, 2002.

We have filed or submitted all reports required under sections 13(a) and 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this form, and we have filed at least one annual report on Form 20-F.

Item 2. Recent United States Market Activity

We have never made any public offering of the Securities in the United States.

Item 3. Foreign Listing and Primary Trading Market

Our ordinary shares are listed on the Frankfurt Stock Exchange as well as on German regional stock exchanges. The Frankfurt Stock Exchange is by far the most significant of the seven German stock exchanges. By the end of 2006, the Frankfurt Stock Exchange, together with its integrated electronic securities trading system XETRA, accounted for approximately 90 percent of the total securities orderbook turnover in Germany. Our ordinary shares were first listed on the Frankfurt Stock Exchange in 1953. We have maintained that listing for at least the 12 months preceding the filing of this Form.

The Frankfurt Stock Exchange, together with its integrated electronic securities trading system XETRA, constitutes the primary trading market for our shares. The table below sets forth the percentage of the worldwide average daily trading volume (“WADTV”) in our ordinary shares represented by trades effected in this primary trading market during the 12-month period beginning on August 1, 2006 and ending on July 31, 2007 (the “Reference Period”). We have included off-exchange transactions effected in the United States in the denominator for purposes of determining this ratio.

Class of Shares	% of WADTV effected on Frankfurt Stock Exchange and XETRA during Reference Period
Ordinary Shares	93.66%

Item 4. Comparative Trading Volume Data

The following table sets forth the average daily trading volume of our ordinary shares in the United States and worldwide during the 12 month Reference Period (in the number of the relevant class of securities):

Class of Shares	Average Daily Trading Volume Worldwide (1) (2)	Average Daily Trading Volume United States (1) (3)
Ordinary Shares	4,918,737	201,636

(1)

In the United States, our ordinary shares trade in the form of ADSs, with each ADS representing one ordinary share. For purposes of this calculation and that underlying the table below, we have counted the number of ordinary shares represented by each ADS.

(2)	Includes on-exchange as well as off-exchange transactions effected in the United States and on-exchange transactions effected in Germany.
(3)	Includes on-exchange as well as off-exchange transactions effected in the United States.

The table below sets forth the percentage of the WADTV in our ordinary shares represented by trades effected in the United States during the Reference Period.

Class of Shares	% of WADTV effected in the United States during Reference Period
Ordinary Shares	4.10%

Calculations set forth in this and the preceding Item were based on trading volume data obtained from Capital Precision, London (Source: Reuters and NYSE).

We filed Form 25 for purposes of notifying the Commission of the delisting of our Securities from the New York Stock Exchange on September 17, 2007. We have not previously delisted any class of our Securities from a national securities exchange or inter-dealer quotation system in the United States.

As of the date of this Form, we have not terminated a sponsored American depositary receipt facility regarding any class of our shares.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

On September 5, 2007, we issued a press release in the United States through BusinessWire disclosing our intent to terminate our duty to file reports under section 13(a) and 15(d) of the Exchange Act. In addition, this press release was posted on the Company’s website. On September 11, 2007, we furnished the Commission with a copy of this press release under cover of a Form 6-K.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

We will publish the information required under Rule 12g3-2(b)(1)(iii) on our website at www.bayer.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

We hereby undertake to withdraw this Form 15F if, at any time before the effectiveness of our termination of reporting under Rule 12h-6, we have actual knowledge of information that causes us reasonably to believe that, at the time of filing the Form 15F:

1.

The average daily trading volume of any subject class of our securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that we used for purposes of Rule 12h-6(a)(4)(i); or

2.	Any subject class of our securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
3.	We otherwise did not qualify for termination of our Exchange Act reporting obligations under Rule 12h-6.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, Bayer AG has duly authorized the undersigned persons to sign on its behalf this certification on Form 15F. In so doing, Bayer AG certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Bayer Aktiengesellschaft (Registrant)

By:	/s/ Dr. Roland Hartwig
Name: Dr. Roland Hartwig
Title: General Counsel

By:	/s/ Dr. Armin Buchmeier
Name: Dr. Armin Buchmeier
Title: Senior Counsel

Date: September 28, 2007